AGL

Tel: 612 9922 0101
Fax: 612 9957 3671

AGL Centre
111 Pacific Highway
North Sydney
NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney
NSW 2059
www.agl.com.au

1 August 2005

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

Issues Raised and Reported to the ASX

Period 1 July 2005 to 31 July 2005 (inclusive)

Date	Name of Document
4 July 2005	Appendix 3B: New Issue Announcement
5 July 2005	AGL commits to PNG Gas
5 July 2005	PNG gas equity agreement
5 July 2005	Open Briefing AGL MD on Northern Gas
5 July 2005	Presentation PNG Gas Agreements
5 July 2005	Notice of initial substantial holder (GasNet Australia Group)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/07/2005

TIME: 12:18:35

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B: New Issue Announcement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

THE AUSTRALIAN GAS LIGHT COMPANY

ABN

95 052 167 405

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**ORDINARY SHARES**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**8,815**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**FULLY PAID ORDINARY SHARES**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**YES**
5	Issue price or consideration	**NIL**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**PURSUANT TO AGL LONG-TERM INCENTIVE PLAN**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**4 JULY 2005**

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**456,585,759**	**FULLY PAID ORDINARY SHARES**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**NIL**	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**TO RANK EQUALLY WITH ALL OTHER SHARES ON ISSUE**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**NO**
12	Is the issue renounceable or non-renounceable?	**NOT APPLICABLE**
13	Ratio in which the +securities will be offered	**LONG-TERM INCENTIVE AMOUNT DIVIDED BY WEIGHTED AVERAGE MARKET PRICE OF AGL SHARES FOR THE FIVE DAYS UP TO AND INCLUDING ANNOUNCEMENT OF FINAL RESULTS**
14	+Class of +securities to which the offer relates	**ORDINARY SHARES**
15	+Record date to determine entitlements	**1 SEPTEMBER 2003** **1 SEPTEMBER 2004**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**THERE IS ONLY ONE CENTRAL REGISTER**

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	**AS PER TERMS AND CONDITIONS OF LONG-TERM INCENTIVE PLAN**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**NOT APPLICABLE**
19	Closing date for receipt of acceptances or renunciations	**15 SEPTEMBER 2003** **15 SEPTEMBER 2004**
20	Names of any underwriters	**NIL**
21	Amount of any underwriting fee or commission	**NIL**
22	Names of any brokers to the issue	**NOT APPLICABLE**
23	Fee or commission payable to the broker to the issue	**NOT APPLICABLE**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**NOT APPLICABLE**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**NOT APPLICABLE**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**NOT APPLICABLE**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**NOT APPLICABLE**

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	**NOT APPLICABLE**
29	Date rights trading will end (if applicable)	**NOT APPLICABLE**
30	How do +security holders sell their entitlements *in full* through a broker?	**NOT APPLICABLE**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**NOT APPLICABLE**
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**NOT APPLICABLE**
33	+Despatch date	**4 JULY 2005**

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

AMOUNT OF FEES TO BE ADVISED AND INVOICED BY ASX

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: **4 JULY 2005**
(Company Secretary)

Print name: **JANE MCALOON**

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/07/2005

TIME: 08:48:27

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Commits to PNG Gas

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: 02 9921 0101
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

5 July 2005

AGL commits to PNG Gas

The Australian Gas Light Company (AGL) today announced a significant step in executing its integrated energy company strategy by securing long term gas supplies from Papua New Guinea (PNG) to support future demand in Eastern Australia and by making an investment in the upstream PNG Gas Project.

These agreements comprise:

- AUS$4.5 billion conditional Gas Supply Agreement with the PNG Gas Project producers to purchase around 1,500 petajoules of gas over 20 years from 2009.
- US$300 million (AUS$400 million) conditional agreement with Oil Search Limited ("Oil Search") to acquire an equity interest of 10 per cent in the upstream PNG Gas Project.

Both agreements are subject to conditions precedent including the PNG Gas Project reaching financial close. A final investment decision by the PNG producers is expected in the second half of 2006.

"The Gas Supply Agreement secures around 1500 PJ of competitively priced gas to meet future customer demand in NSW, ACT and South Australia, as well as underpinning AGL's participation in the fast growing Queensland energy market. This agreement diversifies AGL's existing gas supply portfolio giving the company additional flexibility in meeting growing demand," AGL Managing Director Greg Martin said.

Commenting on the equity agreement Mr Martin added, "Part of AGL's integration strategy is to create value through equity investments in upstream gas reserves at attractive entry prices. The investment parameters agreed with Oil Search for the equity purchase will result in earnings per share accretion from day one.

"These agreements complement AGL's existing commitment to build the Australian component of the PNG gas pipeline which includes a proposed extension to Gove in the Northern Territory. There is now greater certainty for the pipeline project for which AGL is the preferred developer in partnership with Malaysian company Petronas.

"These transactions secure competitively priced, flexible wholesale gas supplies, an attractive equity investment in the upstream PNG Gas Project and provide additional infrastructure certainty which is another step in delivering AGL's integrated energy company strategy", Mr Martin concluded.

Further enquiries:
Media

Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors

Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711

Mr Martin will be available for teleconferences as follows:

Media teleconference: Tuesday 5 July, 10.30am
Toll Free number within Australia 1800 009 696

Analysts teleconference: Tuesday 5 July, 12.00pm[1]
Toll Free number within Australia 1800 009 696
International dial in 61 2 9423 1645

Key Facts

1. PNG Conditional Gas Supply Agreement

AGL's conditional agreement to contract around 1,500 petajoules of gas over 20 years will supplement existing wholesale gas arrangements with the Gippsland and Cooper Basin conventional natural gas producers and Queensland coal seam methane producers, providing the company with competitive supply flexibility beyond the end of this decade.

Key terms:

- Approximately 1500 PJ
- 20 year term from 2009
- Competitively priced below AGL's existing current average gas portfolio cost
- Brings AGL's contracted gas supplies to almost 4000 PJ
- Contract flexibility provided through annual volumes (including ramp up profile), load factors, take-or-pay levels, delivery points
- Volumes being contracted can be accommodated within the profile of AGL's existing wholesale gas portfolio

Eastern Australia – Supply & Demand Base Case



(PJ)
1200
1000
800
600
400
200
0
2003-04
2006-07
2009-10
2012-13
2015-16
2018-19
Contracted
Uncontracted Supply
YTF
Demand

Source: Wood Mackenzie 2004

YTF = Yet to be found

[1] Mr Martin will speak to a presentation that will be released to the ASX and subsequently made available on the AGL website (www.aglinvestor.com) approximately 1 hour before the teleconference commences at 12 noon. Questions at the conclusion of the presentation will only be taken from analysts and fund managers. Any other parties with questions should direct them to the appropriate AGL media relations or investor relations representative following conclusion of the teleconference.

2. PNG Conditional Equity Agreement

The agreement to acquire 10 per cent of the upstream PNG Gas Project gives AGL the third largest interest in the project behind Oil Search and ExxonMobil. A binding sale and purchase agreement is scheduled to be completed later this year.

Key terms and financial impact:

- 10 per cent stake in the PNG Gas Project acquired via an 11.9 per cent stake in Kutubu (Petroleum Development Licence 2) and a 66.7 per cent stake in Gobe (Petroleum Development Licence 4)
- Oil Search to retain operatorship of all oil projects
- AGL's share of total oil, gas and condensate reserves is in excess of 110 million barrels of oil equivalent
- Immediate earnings per share accretion
- Positive cash flow after interest, tax and capex from day one
- Expected to be 100% debt funded drawn from existing facilities

PNG Upstream Investment Overview


JUHA
PRL 2
PDL 1
PRL 11
PRL 12
HIDES
ANGORE
PDL 5
MORAN
PDL2
KUTUBU
PDL2 Kutubu Project
SE HEDINIA
PDL4 Gobe Project
PDL4
GOBE
Gas Field
Oil Field
Existing Pipeline
25 km
Port Moresby

2P Gas Resources

	3rd Party Certified*
	4,520 PJ
	1,240 PJ
Angore	1,370 PJ
Kutubu	1,540 PJ
Moran	280 PJ
SE Hedinia	200 PJ
Gobe	240 PJ
Total	9,390 PJ

* Converted to PJ at 1.19 PJ/GCF

3. PNG Gas Pipeline Update

The APC Consortium comprising AGL and Petronas Australia Pty Ltd continues to progress Front-End Engineering and Design (FEED) activities for the Australian component of the PNG to Queensland natural gas pipeline. APC has awarded the key engineering contract to GHD who are focusing on the design and configuration of the pipeline within Australia. Following the conditional agreement with Alcan for PNG gas, APC is now working with the PNG Gas Project producers to address the requirements for a lateral extension of the pipeline to the Northern Territory to accommodate Alcan's Gove project.

Other FEED activities currently under way include cost estimates, work on indigenous and non-indigenous land access and pursuing final environmental approvals.

The FEED process is scheduled to conclude by the end of this calendar year, with a final investment decision expected in the second half of 2006. The decision will be dependent upon the PNG gas producers securing sufficient gas sales agreements for the project to proceed and APC concluding corresponding gas transportation arrangements with customers.

PNG Gas Pipeline Proposed Route


Kutubu
Gobe
Kopi
PAPUA NEW GUINEA
Port Moresby
Torres Strait
Bamaga
Cape York
Gove
Weipa
AGL/Petronas PNG - Qld Gas Pipeline
Potential Lateral Pipelines
Upstream PNG Gas Pipeline
Existing Pipelines
Cooktown
Cairns
Townsville
NORTHERN TERRITORY
Mt Isa
Mackay
Cannington
Rockhampton
Gladstone
QUEENSLAND
Roma
Moomba
SOUTH AUSTRALIA
Ballera
Brisbane

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/07/2005

TIME: 09:09:26

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

PNG Gas Equity Agreement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: 02 9921 0101
Fax: 02 9921 2751

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

OIL SEARCH LIMITED
(Incorporated in Papua New Guinea)
ARBN – 055 079 868

media release

5 July 2005

PNG gas equity agreement

The Australian Gas Light Company ("AGL") and Oil Search Limited ("Oil Search") today announced the conditional acquisition by AGL from Oil Search of an equity interest of 10 per cent of the upstream Papua New Guinea (PNG) Gas Project. This follows the earlier announcement by AGL of the entry into a conditional gas supply agreement with the PNG producers for around 1500 PJ of natural gas over 20 years.

Commenting on the equity agreement Oil Search Managing Director Peter Botten said, "We are very pleased to introduce AGL into the upstream Joint Venture and align the Project's resource owners with related pipeline and strong gas marketing interests. Our relationship with AGL will leverage the respective skills of the two companies to work to fully evaluate and develop a range of opportunities for PNG gas over many years to come."

AGL Managing Director Greg Martin said, "AGL welcomes the opportunity to participate in the upstream PNG Gas Project with Oil Search. AGL and Oil Search have complementary skills and knowledge in the upstream and downstream energy sectors and will use these to bring competitive PNG gas into the Australian market. AGL will consider other value adding opportunities where our respective skills can be applied for the benefit of energy customers."

Both the gas supply and equity agreements are conditional on the PNG Gas Project reaching financial close. A final investment decision by the PNG producers is due in the second half of 2006.

Further Enquiries:
AGL

Media
Contact: Jane Counsel,
Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors
Contact: Graeme Thompson,
Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711

Oil Search

Media
Contact: Peter Botten
Managing Director
Direct: 02 8207 8411

Investors
Contact: Austin Miller
Executive General Manager Commercial
Direct: 02 8207 8491

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2005 JUL -8 A 10:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/07/2005

TIME: 10:24:19

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing AGL MD on Northern Gas

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

corporatefile.com.au

The Australian Gas Light Company
ABN 95 052 167 405
AGL Centre, 111 Pacific Highway
North Sydney, NSW 2059

Date of lodgement: 05-Jul-2005

Title: Open Briefing®. AGL. MD on Northern Gas

Record of interview:

corporatefile.com.au
The Australian Gas Light Company today announced it has entered into a conditional gas sale agreement with PNG Gas Project participants to purchase about 1,500 petajoules of gas over 20 years from 2009. You've also announced AGL will acquire a 10 percent interest in the PNG Gas Project from Oil Search. What's the rationale for taking a direct stake in the project given traditionally you haven't sought equity in your long-term contracted gas suppliers?

MD Greg Martin
The transaction is consistent with our strategy of being Australia's leading integrated energy company. It sees us not only committing to the next tranche of gas for our supply portfolio, but also becoming more directly involved in the upstream end of the energy value chain.

Over the last four years we've built the largest retail energy customer base in the country, which means we have very significant obligations with respect to supplying that customer base. In the electricity market, not only do we contract with generators but have also started to make direct investments in power generation assets in order to have more control over our wholesale electricity costs. The stake in the upstream PNG project gives us our first foothold in upstream gas reserves.

corporatefile.com.au
How will the integrated business model create value for shareholders?

MD Greg Martin
Our integrated business model allows us to share in the economic benefits of energy project commercialisation at every stage of the value chain. In the case of PNG gas, we're adding to our gas portfolio another tranche of very competitively priced gas that dove-tails with the roll-off of our existing contractual arrangements; we're taking an equity position in the upstream gas reserves and of course we'll deliver the gas through infrastructure we will own, with our partner Petronas Australia, as the preferred developer of the Australian section of the PNG to Queensland pipeline. The project is also significant in that it positions us to better compete in the fast growing north-eastern Australian gas market. So through all these activities we'll certainly leverage our market leadership position and create substantial value for our shareholders in the process.

corporatefile.com.au
You've indicated you have strategic acquisition aspirations across the energy value chain. What are your acquisition criteria?

MD Greg Martin
Within our business portfolio we have a range of businesses that compete right across the energy value chain. They're different in nature. Our infrastructure interests, including our investment in Australian Pipeline Trust (APT) and in our gas and electricity networks, are very different from our retail energy business and our now growing wholesale energy business. For each of these businesses we determine a cost of capital and a return criterion, taking into account the various risks that need to be managed in each class of asset, that we must achieve in order to invest.

That's exactly what we've done with respect to the investment in the upstream PNG Gas Project. The approach we've taken is consistent with market practice for upstream investments of this nature.

corporatefile.com.au
AGL's reputation as an investor in upstream assets is poor due to its investment in Hartogen in the 1980s. How does the company's more recent upstream investment model differ from that of the past?

MD Greg Martin
We're in a very different market and have a very different market position than in the 1980s. Back then we were a Sydney-based gas retailer and distributor whereas today we have a very large retail energy footprint across the south east of Australia in both gas and electricity. Consistent with our integrated strategy, we're looking to become more involved in upstream sectors of the value chain that complement and support our need to supply competitively priced gas and electricity to our retail customer base.

In this particular case we're making an attractive investment in proven and probable, or 2P, reserves. We're not making an investment in an upstream exploration play. This investment is in keeping with our strategy of having more

control over our wholesale energy costs and maintaining our competitiveness in supplying over 3 million customers in the south-eastern Australian energy market.

corporatefile.com.au
Why have you decided to draw gas supply from the PNG Gas Project when some suggest new gas projects under development in Australia will easily cover projected demand on Australia's eastern seaboard for at least the next ten years?

MD Greg Martin
Back in May, in a presentation to a broker conference, I looked at the whole supply/demand dynamic on the eastern seaboard of Australia. That presentation's available on our web site and we have also included some details in today's market presentation. It made the point that requirements for gas on the eastern seaboard are growing at such a rate that notwithstanding the now rapid growth in coal seam methane supply in Queensland, there's still a requirement for significant additional quantities of gas. Our view is that competitively priced PNG gas has a pivotal role to play in filling that demand.

corporatefile.com.au
What levels of growth in the various regional markets have you based your demand projections on and what do you expect to be the key drivers of demand?

MD Greg Martin
In Queensland, there are a number of world-scale resource processing projects, such as the Comalco Alumina Refinery at Gladstone, that are coming on stream. We expect PNG gas to play a very significant role in satisfying the gas requirements of these projects. In addition, further gas fired power generating capacity will need to be built. We expect competitively priced PNG gas to play a significant role in powering these new facilities.

Over the next 15 years or so demand for energy in Queensland is forecast to grow at a rate in excess of 5 percent per annum, more than double the expected growth rate in the more mature southern Australian markets. That said, competitive gas will still play an important role in new power generation in those markets.

corporatefile.com.au
What are your assumptions regarding supply and prices?

MD Greg Martin
We expect existing onshore basins to continue to provide supply into the market, although the Cooper Basin, which has been a significant source of supply for the past 30 years, would appear to be entering the latter years of its economically productive life. We're also expecting coal seam methane, particularly in Queensland, to continue to play a growing role in supplying gas into the market.

As for pricing, we're not assuming any significant escalation in real gas prices for some time. Gas reserves in PNG are very substantial, approaching 10,000 petajoules. To win markets, the producers recognise their gas has to be competitively priced at the point where it is to be consumed.

corporatefile.com.au
Given the recent cost overruns experienced on some major projects due to rises in the cost of labour and materials such as steel, what level of confidence do you have that final project and pipeline costs will be within those assumed in your supply agreement?

MD Greg Martin
From the pipeline and upstream project perspective there's now a significant amount of work being done on the Front End Engineering and Design (FEED) phase of the project. The FEED process is a very detailed one, costing in excess of A$100 million. There are 150 people working on the project in Brisbane, looking to tie down the cost of the upstream facilities and the pipeline to the Australian border and from the border into Queensland, including now the extension required to Gove to meet Alcan's needs. It's important to note that the Australian pipeline route across the Torres Strait through north Queensland to Gladstone has already received all necessary government and environmental approvals, so much of the Australian section of the project is a known quantity.

Obviously, the extensive work being undertaken in the pre-planning phase before project commencement will help minimise any unforeseen costs, or cost overruns.

With respect to AGL's supply agreement, the pricing arrangements are not dependent on the final pipeline and upstream project costs.

corporatefile.com.au
How do the risks associated with the PNG gas sales agreement compare with those of your existing contracts?

MD Greg Martin
We've announced that the agreement is conditional on financial close, so there's a risk to the extent that this doesn't occur. With our announcement today one would have to say that this risk is receding rapidly. Beyond that, the PNG contracts reflect the same sorts of terms and conditions we have in other contracts in our wholesale gas portfolio.

In terms of the country risk associated with the source of the gas, we've been positively encouraged over the time of our association with this project, which now extends back into the mid 1990s, to see the very substantial progress PNG has made. We're seeing direct foreign investment now flowing into the country, greater stability in government, PNG continuing to service its debt obligations, and the economy showing continuing signs of growth and development. All of which makes us comfortable the risks involved in taking gas from the highlands of PNG are acceptable ones, particularly given the competitiveness of the gas supply agreement we've announced today.

corporatefile.com.au
How will the PNG supply fit in with the roll-off of your existing supply contracts?

MD Greg Martin
The last three sets of gas contracts we signed at the end of 2002 provided us with some flexibility in terms of minimum annual off-take quantities and were deliberately structured to be complementary. We've structured the PNG gas into the existing gas portfolio on a ramp-up basis. We're comfortable that the ramp-up provisions and the flexibility we've negotiated will enable us to accommodate this additional tranche of gas.

corporatefile.com.au
What will be the basis for the valuation of AGL's 10 percent stake in the PNG Gas Project and related oil components?

MD Greg Martin
We have valued our gas project stake on the basis of the value of independently certified reserves.

We've based our valuation of the related oil components on independently assessed 2P reserves. There's been a move in recent times to incorporate an element of the possible, or 3P reserves, but we haven't done so. We're using industry standard discount rates for the investment, and we're very comfortable that the agreement we've reached with Oil Search will be a value-accretive one for our shareholders. In fact, we expect it to be earnings accretive from day one. That's an important element of this investment. On an annualised basis, we expect earnings accretion of 5 cents per share in the first year.

corporatefile.com.au
You've indicated AGL's investment in the project will be debt funded. What will be the impact on AGL's gearing levels?

MD Greg Martin
Obviously, there will be no impact in the short term. No debt funding will be required until financial close of the project, which is scheduled for the middle of next year. Our 10 percent stake will cost in the order of US$300 million. At financial close, we'd expect to fully debt fund the investment given the current state of our balance sheet. As a rough benchmark, every A$100 million of debt funding adds about 1.4 percent to our overall gearing level on a debt to debt plus equity basis. So given the investment will be around A$400 million, we'll add about 5.5 percent to our current gearing level, which means that assuming our balance sheet remains in its current configuration, we'll still be below our targeted gearing level of around 40 percent.

corporatefile.com.au
AGL's agreement to acquire the stake in the PNG Gas Project is structured such that Oil Search will sell down its interests in the Kutubu and Gobe permits, giving AGL direct equity gas and oil production from these fields. Why take on any exposure to oil price risk?

MD Greg Martin
Our ultimate objective is to hold a 10 percent equity position in the gas project itself. This will be achieved by acquiring an 11.9 percent stake in PDL2 and a

66.7 percent stake in PDL4. Both these interests come with oil. We acknowledge oil pricing is volatile and to manage that issue we'll enter into appropriate hedging arrangements for the first three to five years after the investment and then on a rolling basis.

corporatefile.com.au
How might exposure to a relatively risky upstream asset impact AGL's overall credit rating and funding costs?

MD Greg Martin
We recognise the credit rating agencies will want to form their own views about these investments and we're currently in discussions with them regarding the impact the investment will have on AGL's future rating. We believe the upstream equity stake can be a positive hedge against future gas price rises. Should the credit rating agencies determine that these investments require a review of our credit rating, we'd expect any changes to be immaterial to our overall funding costs.

corporatefile.com.au
The $515 million capital management program announced by AGL in February included a planned on-market share buy-back of up to $150 million, which has yet to commence. Will the investment in the PNG project have any impact on the buy-back plans?

MD Greg Martin
We've already completed two of the three parts of the capital management program. A special dividend of 30 cents per share was paid to shareholders along with the 31 cent interim dividend, and we completed the 50 cent per share capital return at the end of April. Today's announcements will be factored into our consideration as to the timing of the buy-back.

corporatefile.com.au
Both your PNG gas sale agreement and investment in the project are conditional on the project reaching financial close. What steps now have to occur before that happens and what steps have to occur before the project starts producing and delivering gas into Australia?

MD Greg Martin
The FEED work being undertaken at project sponsor level in relation to both the upstream PNG infrastructure and pipeline to the Australian border needs to be completed satisfactorily, as does the APC consortium's own FEED work in respect of the portion of the pipeline from the international border into the Australian marketplace. The decision to proceed to financial close is one for the upstream project participants, and they need to be satisfied they have sufficient gas volume committed. We're seeing ample evidence that load is now committing to this project, and we remain confident the project will reach financial close around the middle of next year. We're also confident the PNG pipeline will be delivering gas into Australia from 2009.

corporatefile.com.au
Thank you Greg.

For more information about AGL, visit www.agl.com.au or call Graeme Thompson, Head of Investor Relations, on +61 2 9921 2789

To receive future Open Briefings by e-mail, visit www.corporatefile.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/07/2005

TIME: 10:28:14

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation - PNG Gas Agreements

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

AGL

PNG Gas Agreements

Creating value through a long term gas supply strategy

Greg Martin
Managing Director

5 July 2005

Disclaimer

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

Agenda

- Overview of PNG Agreements and Key Deliverables
- PNG Gas Agreements - Details
- PNG Gas Agreements - Financial Impacts
- Conclusion
- Appendices
  - PNG Pipeline - Update
  - Eastern Australia Supply/Demand Dynamics
  - Integrated Energy Company Strategy

AGL

Overview of PNG Agreements & Key Deliverables

Overview of PNG Gas Agreements

AGL has today taken a significant step in executing against its strategy of being a leading integrated energy company:

- Executed a gas supply agreement (GSA) with the PNG Gas producers for the supply of approximately 1500 PJ of gas over 20 years commencing from 2009
  - Value of contract approximately AUS$4.5 billion
- Executed an upstream investment agreement (UIA) with Oil Search to acquire a 10% interest in PNG Gas Project through stakes in the Kutubu (PDL2) and Gobe (PDL4) licences
  - Value of investment approximately US$300m (~AUS$400m at current exchange rates)

Both transactions are conditional on the PNG Project reaching financial close currently expected to occur second half 2006

Key Deliverables

- Consistent with AGL's strategy of strengthening its position as a leading Australian integrated energy company
- Positions AGL to deliver long term value for shareholders by:
  - securing long term, competitive gas supplies to support AGL's portfolio requirements for NSW, ACT, South Australia and Queensland, Australia's fastest growing energy market
  - acquiring an equity investment in the upstream PNG Gas Project at an attractive entry price
  - providing greater certainty around AGL's proposed investment in the PNG pipeline which now includes a proposed extension to Gove in the Northern Territory

AGL

PNG Gas Agreements - Details

Gas Supply Agreement - Details

- Supply: approximately 1,500 PJ
- Term: 2009-2028
- Value: approximately AUS$4.5 billion
- Competitively priced below AGL's existing current average portfolio cost
- Contract flexibility: load factors, take-or-pay levels, delivery points and annual volume ramp-up
- Pricing: subject to market review clauses to ensure gas price remains competitive throughout term of GSA
- Volumes being contracted can be accommodated within profile AGL's existing wholesale gas portfolio
- Brings total AGL contracted gas supplies to almost 4,000PJ

Upstream Investment Agreement - Details

- Executed a UIA with Oil Search comprising two core elements:
  - 10% stake in the PNG Gas Project currently giving AGL the third largest interest in the project after gas project operator Exxon Mobil and oil projects operator Oil Search
  - This stake in the PNG Gas Project acquired via 11.9% stake in Kutubu (PDL2) and 66.7% stake in Gobe (PDL4) licences
- Oil Search to retain operatorship of all oil projects
- Binding sale & purchase agreement to be completed later this year

Upstream Investment Agreement - Details (cont)

AGL

- Indicative acquisition cost of US$300m (~AUS$400m at current exchange rates)
  - AGL's share of total oil, gas and condensate reserves approximately 110 million barrels of oil equivalent (boe)
  - Final acquisition price of AGL's upstream PNG interests determined at financial close
  - Key transaction valuation parameters include:
    - Oil production profile based on independent proved and probable reserves
    - Oil asset value based on prevailing oil futures prices over agreed period followed by agreed long term price
    - Gas asset value based on agreed sales profile and gas price
- Now undertaking comprehensive technical, legal, tax, accounting and documentation due diligence

PNG Upstream Investment Overview


JUHA
PRL 2
PDL 1
PRL 11
PRL 12
HIDES
PRL 12
ANGORE
PDL 5
MORAN
PDL2
KUTUBU
PDL2 Kutubu Project
SE HEDINIA
PDL2
PDL4 Gobe Project
PDL4
GOBE
Gas Field
Oil Field
Existing Pipeline
25 km
Port Moresby

2P Gas Resources

	3rd Party Certified *
Hides	4,520 PJ
Juha	1,240 PJ
Angore	1,370 PJ
Kutubu	1,540 PJ
Moran	280 PJ
SE Hedinia	200 PJ
Gobe	240 PJ
Total	9,390 PJ

* Converted to PJ at 1.19 PJ/BCF

AGL

PNG Gas Agreements - Financial Impacts

Financial Impacts[1]

- EPS accretive from day one: ~ 5cps on an annualised basis first year
- Positive cashflow after interest, tax and capex from day one
- Acquisition expected to be 100% debt funded:
  - approximately US$300m (~AUS$400m at current exchange rates)
  - drawn from existing facilities
  - appropriate foreign exchange hedging to be undertaken
  - following draw down gearing increases by ~5.5%
- Appropriate hedging of liquids for first 3 - 5 years and then on a rolling basis to protect value of AGL's investment and manage volatility

[1] Forecasts based on current market conditions and prevailing oil prices

Financial Impacts[1]

- Gas project capex requirements being defined by upstream FEED process
- AGL capex requirement for gas project: ~US$30-40m pa for initial 4 years from financial close, minimal thereafter
- Tax:
  - Oil reserves: 50% tax rate - applicable from financial close
  - Gas project reserves: 30% tax rate - applicable from first gas
  - PNG holding company structure
  - No dividend withholding tax
- Indicative acquisition cost of reserves
  - ~ US$3 per boe
  - ~ US$4.5 per boe post gas project capex

[1] Forecasts based on current market conditions and prevailing oil prices

Conclusions

- PNG Gas agreements are consistent with AGL's integrated energy company strategy by delivering:
  - competitively priced, flexible wholesale gas supplies
  - equity investment in upstream PNG project at attractive entry price
  - greater certainty around PNG pipeline proceeding

Further Information / Contacts

A full range of information on AGL including annual reports, presentations and financial results is available from our website www.agl.com.au

alternatively, contact

Graeme Thompson
Head of Investor Relations
The Australian Gas Light Company
phone: +61 2 9921 2789
mobile: +61 (0)412 020 711
e-mail: gthompson@agl.com.au

AGL

Appendices

AGL

PNG Pipeline - Update

PNG Pipeline - Update

- FEED: engineering, environmental and land access processes underway on east coast route to Gladstone (1890km)
- Commercial and technical evaluation underway on potential lateral pipelines to Mt Isa and Ballera
- Engineering assessment underway on potential Gove lateral
- Financial close scheduled to occur second half 2006
- APC estimated development/ investment cost of ~ $2.5bn



PAPUA - NEW GUINEA
Kutubu
Gobe
Kopi
Port Moresby
Torres Strait
Bamaga
Cape York
Gove
Weipa
AGL/Petronas PNG - Qld Gas Pipeline
Potential Lateral Pipelines
Upstream PNG Gas Pipeline
Existing Pipelines
Cooktown
Cairns
Townsville
NORTHERN TERRITORY
Mt Isa
Mackay
Cannington
Rockhampton
Gladstone
QUEENSLAND
Roma
Moomba
Ballera
Brisbane
SOUTH AUSTRALIA

Eastern Australia Supply/Demand Dynamics

Gas Resources[1] - West v East - Independent Markets



PNG 10,000 PJ
Bonaparte 26,000 PJ
Browse 28,000 PJ
Carnarvon 86,000 PJ
50% plus exported
Cooper 2,500 PJ
Coal Bed Methane
Gippsland 7,800PJ
Otway/ Bass 2,100PJ
WESTERN AUSTRALIA
NORTHERN TERRITORY
QUEENSLAND
SOUTH AUSTRALIA
NEW SOUTH WALES
VICTORIA
TASMANIA
DARWIN
PERTH
ADELAIDE
MELBOURNE
SYDNEY
CANBERRA
BRISBANE
HOBART

Estimated remaining reserves and resources as at 1 Jan 2003.
Source: Geoscience Australia 2004
[1] Resources include both Category 1 (2P) and Category 2 (proved or awaiting further appraisal)

Eastern Australia - Divergent Supply Demand Dynamics

- Increasing reserves uncertainty from 2012 onward



20,000
10,000
0
(PJ)
Increasing reserves uncertainty
2005
2010
2015
2020
2024
Discovered Reserves Cover
Cumulative Demand

Source: Wood Mackenzie

Eastern Australia - Supply Demand Implications

- Wood Mackenzie analysis suggests even with PNG, CBM & Yet-To-Find (YTF) gas a clear need for new sources of gas supply to meet demand arises from 2015

Eastern Australia - Supply & Demand Base Case



1200
1000
800
600
400
200
0
(PJ)
2003-04
2006-07
2009-10
2012-13
2015-16
2018-19
Contracted
Uncontracted Supply
YTF
Demand

Source: Wood Mackenzie 2004

Eastern Australia Energy Consumption



Substantial growth for Gas
7000
6000
5000
4000
3000
2000
1000
0
PJ
2001-2002
2004-05
2009-10
2014-15
2019-20
Wind
Solar
Hydro
Biogas
Biomass
Natural gas
Oil
Coal

Source: ABARE 2004 – " Australian Energy: National and State Projections to 2019-20"

Queensland Gas Demand Forecast

- Queensland a key market for PNG Gas / AGL
- ACIL Tasman forecast Queensland demand will continue climbing on the back of existing rapid growth
- Estimated growth of approximately 5% p.a. over next 20 years



PJ pa
240
160
80
0
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
Largely supplied by PNG Gas / CSM
Existing Contracts
Potential Demand

Source: ACIL Tasman 2004

AGL

Integrated Energy Company Strategy

Integrated Energy Company Strategy

AGL

OBJECTIVE:

Pursue targeted upstream gas and power generation opportunities to strengthen our position as a leading Australian energy company and develop a integrated energy business

OUTCOME:

- Build a long term, competitive and highly complementary gas portfolio with a focus on production capable of being contracted
- Increase ownership of power generation assets

IMPACT:

- Complements existing business portfolio
- Provides cost effective and secure supply of energy for customers
- Strengthens business competitiveness
- Generates additional benefits integrating across energy value chain

Integrating Across the Energy Value Chain



Generation/ Production
Transmission
Distribution
Retail
Electricity
NSW, Vic, SA
WA, QLD
Vic
NSW, Vic, SA
QLD, WA
Natural Gas and LPG
PNG
PNG Pipeline
QLD, NSW, SA, VIC, WA
NSW
NSW, Vic, SA
QLD, WA
Operations
Agility
Energy Investments
Renewable Energy
APT
Loy Yang
ActewAGL
GasValpo
Existing footprint
Target Markets
Today's announcements

Integrated Energy Company Strategy - Upstream Gas

AGL

Objectives	Outcome
1 Source competitively priced gas to meet needs of current and future customers	✓ Reduced average price of wholesale gas portfolio ✓ Provides additional security of supply (particularly for large load customers)
2 Reduce portfolio volatility/mitigate risk	✓ Establishes natural hedges (ie. retail vs wholesale markets) ✓ PNG GSA flexibility - volume/swing factors/take-or-pay levels
3 Position AGL in dynamic, rapidly growing energy markets	✓ Northern/PNG Gas enables effective positioning of AGL in fastest growing energy market in Australia - Qld/North Eastern Australia
4 Opportunities to create value from integrating across the energy value chain	✓ PNG Pipeline delivers additional infrastructure optionality - AGL/APT/Agility ✓ Upstream equity interest provides opportunity of sharing in future gas development opportunities

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/07/2005

TIME: 17:16:32

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder for GAS

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: 02 9921 2349
Fax: 02 9957 3671

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

5 July 2005

Company Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge St
Sydney NSW 2000

Dear Sir

Notice of initial substantial holder

We enclose, in accordance with section 671B of the *Corporations Act 2001* (Cth), a copy of ASIC Form 603.

The original ASIC Form 603 has been given to GasNet Australia Investments Limited (ACN 104 348 852) and GasNet Australia Limited (ACN 096 457 868) as responsible entity of GasNet Australia Investments Trust (ARSN 104 846 193) and as responsible entity of GasNet Australia Trust (ARSN 097 326 013).

Yours faithfully

Jane McAloon
Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	**GasNet Australia Group** GasNet Australia Investments Limited (ACN 104 348 852) and GasNet Australia Limited (ACN 096 457 868) as responsible entity of GasNet Australia Investments Trust (ARSN 104 846 193) and as responsible entity of GasNet Australia Trust (ARSN 097 326 013)
ACN/ARSN	See above

1. Details of substantial holder (1)

Name	The Australian Gas Light Company and its controlled bodies corporate listed in annexure 'A' (**AGL Controlled Entities**)
ACN/ARSN (if applicable)	052 167 405

The holder became a substantial holder on 01/07/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of	Person's votes (5)	Voting power (6)
Stapled securities (**Stp Sec**)	7,641,211*	7,641,211	5.29%

* As advised by Australian Pipeline Limited (ACN 091 344 704) in its capacity as responsible entity of Australian Pipeline Trust (section 608(3) of the Corporations Act) (**APA**)

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of
The Australian Gas Light Company	The Australian Gas Light Company holds more than 20% of the units in the Australian Pipeline Trust (ARSN 091 678 778), and accordingly has a relevant interest in all voting securities held by APA.	7,641,211 Stp Sec

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
APA	APT Pipelines Limited*	APT Pipelines Limited*	7,641,211 Stp Sec

* As advised by APA

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number
		Cash	Non-cash	
The Australian Gas Light Company acquired its relevant interest as a result of the acquisition of voting interests by Australian Pipeline Limited (as responsible entity of Australian Pipeline Trust). The consideration paid for each relevant interest is set out in the substantial holder notice of Australian Pipeline Limited (as responsible entity of Australian Pipeline Trust).	1 July 2005			

6. Associates

e reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
AGL Controlled Entities	Each is a body corporate controlled by The Australian Gas Light Company

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Australian Gas Light	AGL Centre, corner Pacific Highway and Walker Street, North
Australian Pipeline Limited as responsible entity of Australian Pipeline Trust	'London Court', 13 London Circuit, Canberra ACT 2600
AGL Controlled Entities	See annexure 'A'

gnature

print name JANE McALOON capacity Company Secretary

sign here date 5/7/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown.'"

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

The Australian Gas Light Company

ACN 052 167 405

This is annexure 'A' of 4 pages referred to in Form 603 Notice of initial substantial holder

Signed

Print name: Jane McAloon

Date: 5 July 2005

AGL Controlled Entities

Name	ACN	Registered Address
Name	ACN	Registered Address
The Australian Gas Light Company	ABN 95 052 167 405	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Agex Pty. Ltd	ABN 82 008 458 580	Level 5, Airport Central Tower 241 O'Riordan Street Mascot NSW 2020
Agility Management Pty Limited	ABN 53 086 013 461	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Agility Services Pty Limited	ABN 86 009 641 187	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Agility Team Build Pty Limited	ABN 37 081 638 217	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL ACT Retail Investments Pty Limited	ABN 53 093 631 586	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL (Cawse) Power Pty Limited	ABN 89 083 692 611	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Chile Operations S.A.	N/A (Chile)	Miraflores 222, piso 24 Santiago, Chile
AGL COMindico Pty Limited	ABN 40 093 878 669	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
A.G.L. Consultancy Pty. Ltd.	ABN 37 001 389 939	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Corporate Services Pty Limited	ABN 98 093 015 724	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Electricity Limited	ABN 82 064 651 083	Level 2, 333 Collins Street Melbourne VIC 3000
AGL Electricity (VIC) Pty Limited	ABN 62 070 182 099	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Energy Sales & Marketing Limited	ABN 18 076 092 067	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Energy Services Pty Limited	ABN 57 074 821 720	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Finance Pty. Limited	ABN 61 003 376 529	AGL Centre, 111 Pacific Highway

		North Sydney NSW 2060
AGL Foundation Nominees Pty Limited	ABN 19 003 620 022	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Gas Company (ACT) Pty Limited	ABN 24 008 552 663	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Gas Networks Limited	ABN 87 003 004 322	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Gas Trading Pty. Limited	ABN 70 068 827 038	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL International	CR-76753 (Cayman Islands)	C/- International Management Service Ltd. 4th Floor, Harbour Centre PO Box 61, George Town Grand Cayman/British West Indies
AGL Investments Pty. Limited	ABN 73 057 669 744	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL NZ Energy Limited	WN/950607 (New Zealand)	C/- Russell McVeagh Level 24 157 Lambton Quay Wellington, New Zealand
AGL NZ Holdings Limited	AK/1006208 (New Zealand)	C/- Russell McVeagh Level 24 157 Lambton Quay Wellington, New Zealand
AGL NZ Investments Pty. Limited	ABN 36 065 981 302	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL NZ Limited	AK/561051 (New Zealand) ABN 31 112 948 740	C/- Russell McVeagh Level 24 157 Lambton Quay Wellington, New Zealand
AGL NZ Management Limited	AK/561053 (New Zealand)	C/- Russell McVeagh Level 24 157 Lambton Quay Wellington, New Zealand
AGL Pipelines Investments Pty Limited	ABN 86 091 258 418	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Pipelines Investments (QLD) Pty Limited	ABN 98 091 258 472	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Polska Sp.z O.O.	N/A (Poland)	Ul. Wachocka 1/3 sec. 15 03-934 Warsaw, Poland
AGL Power Corporation (Victoria) Pty Limited	ABN 32 073 928 631	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Power Generation Pty. Limited	ABN 22 068 827 654	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Power Generation (Brown Hill) Pty Limited	ABN 96 110 080 325	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Power Generation (Mid West) Pty Limited	ABN 81 085 449 092	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Power Generation (SA) Pty Limited	ABN 68 086 013 523	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Power Generation (Victoria) Pty Limited	ABN 45 086 586 192	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Retail Energy Limited	ABN 21 074 839 464	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Service Businesses Pty Limited	ABN 59 090 855 306	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Share Plan Pty Limited	ABN 78 080 609 749	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL South Australia Pty Limited	ABN 49 091 105 092	AGL Centre 226 Greenhill Road

		Eastwood SA 5063
AGL Technology Commerce Pty. Limited	ABN 55 092 740 531	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL TransACT Pty Limited	ABN 43 092 731 130	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Utility Services Pty Limited	ABN 72 081 834 826	Level 2, 333 Collins St Melbourne VIC 3000
AGL Victoria Pty Limited	ABN 88 090 538 337	Level 2, 333 Collins St Melbourne VIC 3000
AGL Wholesale Electricity Pty Limited	ABN 64 086 013 505	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Wholesale Gas Limited	ABN 26 072 948 504	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
AGL Wholesale Gas (SA) Pty Limited	ABN 13 094 384 291	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Auscom Holdings Pty. Limited	ABN 75 002 749 279	Level 1, 10-18 Cliff St Milsons Point NSW 2061
CRH Holdings Pty Limited	ABN 74 115 061 375	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
CRH Holdings (Australia) Pty Limited	ACN 115 063 744	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Crofton Investments Pty. Ltd.	ABN 60 010 813 939	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Dingo Blue Pty Ltd	ABN 26 086 565 862	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Dingo Blue Services Pty Ltd	ABN 43 086 565 997	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Dual Fuel Systems Pty. Limited	ABN 58 001 499 314	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Ecowise Environmental Pty Limited	ABN 68 074 205 780	16 Lithgow Street Fyshwick ACT 2609
Edgecap Pty Limited	ABN 11 091 369 014	Level 2, 333 Collins Street Melbourne VIC 3000
Empresa de Gas de la V Region S.A. (GasValpo)	N/A (Chile)	Avenida Argentina No. 51 Valparaiso Chile
Essential Energy Services Pty Ltd	ABN 58 090 072 889	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Gaztec Sp. Z O.O.	N/A (Poland)	Ul. Wachocka 1/3 sec. 15 03 –934 Warsaw Poland
Goodacre Development Pty. Limited	ABN 67 008 412 262	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
H C Extractions Pty Limited	ABN 70 002 945 655	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
International Oil Proprietary Ltd.	ABN 95 050 410 056	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Inversiones AGL Chile Limitada	N/A (Chile)	Miraflores 222, piso 24, Santiago Chile
Navham Pty. Limited	ABN 62 003 738 172	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Porta-Gas Pty. Limited	ABN 94 008 400 217	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Radius Operations Pty Limited	ABN 82 095 545 752	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Tauranga Civic Holdings Limited	Hn/564670 (New Zealand)	C/- Russell McVeagh Level 24, 157 Lambton Quay Wellington New Zealand
The Australian Gas Light Company 150th Anniversary Foundation	ABN 84 731 570 499	AGL Centre, 111 Pacific Highway North Sydney NSW 2060

The North Shore Gas Company Pty Limited	ABN 13 000 000 957	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Trans Australia Pipeline Pty Ltd	ABN 94 006 699 378	Level 5, Airport Central Tower 241 O'Riordan Street Mascot NSW 2020
Victorian Energy Pty Limited	ABN 97 069 892 379	AGL Centre, 111 Pacific Highway North Sydney NSW 2060
Western Australian Gas Transmission Company 1	ARBN 081 780 387	Level 5, Airport Central Tower 241 O'Riordan Street Mascot NSW 2020